DAVIS & ASSOCIATES

(A PROFESSIONAL LAW CORPORATION)

-SECURITIES, BUSINESS & INTERNATIONAL LAWYERS-

       LOS ANGELES

      MARINA DEL REY

(213) 400-2007            NEWPORT BEACH

Respond To:

P.O. Box 852

Palos Verdes Estates, CA

90274

May 5, 2025

To Securities And Exchange Commission

    Department of Corporation Finance

    Office of Trade & Services

    Attention: Kate Beukenkamp and/or Dietrich King

Via EDGAR:

Re: Amendment to Registration Statement on Form S-1 Filed May 1, 2025 File No. 333-282424, for Sentinel Holdings Ltd. (formerly James Maritime Holdings Inc.)

Ladies and Gentlemen

Our office now represents Sentinel Holdings in connection with this filing.  The former legal council has been terminated, and we have been designated to undertake further representation on this matter for Sentinel. (see attached)

The former counsel has declined to turn over copies of SEC correspondence and his notes concerning this filing.

And so I’d very much like to have a telephone conversation with staff as soon as practical so I can be brought up to speed on the filing’s status and move it forward.  The former counsel advised my clients that once the Company filed it’s form 10K, which was done under the former counsel’s supervision, that staff would be undertaking a limited review.  I’d of course like clarification on this as well.

The best way to reach me is by my cell, 213 400 2007, or as an alternative, by email at Don@securities-attys.com.

Thank you in advance for the assistance you can give on this filing and any issues that might remain.

Respectfully submitted.

Donald G. Davis

For the Law Firm of Davis & Associates

SENTINEL HOLDINGS Ltd

May 5, 2025

JPF Securities Law, LLC
1920 McKinney Ave,
Seventh Floor,
Dallas, TX 7520

Attn: Jared Febbroriello

Jared:

Effective today, May 5, 2025 you are hereby discharged as corporate counsel of Sentinel Holdings Ltd and no longer represent the Company.

The firm of Davis & Associates is now representing Sentinel Holdings Ltd in all matters.
DAVIS & ASSOCIATES
Attn: Don Davis
(213) 400-2007
don@securities-attys.com
PO Box 852
Palos Verdes Estates, CA 90274

Please forward any communication from the SEC to Mr. Davis and cc me.

Thank you for your cooperation.

Regards,

Kip Eardley, president
Sentinel Holdings Ltd